As filed with the Securities and Exchange Commission on February 13, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT M

Address of Principal Business Office (No. and Street, City, State and Zip Code):

9920 Corporate Campus Drive, Suite 1000

Louisville, KY 40223

Telephone Number (including area code): (502)587-7626

Name and address of agent for service of process:

Craig A. Hawley, Esq., General Counsel

9920 Corporate Campus Drive, Suite 1000

Louisville, KY 40223

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES  ☒      NO  ☐

Pursuant to the requirements of the Investment Company Act of 1940, Jefferson National Life Insurance Company, the sponsor of the Registrant, has caused this Notification of Registration to be duly signed on behalf of the Registrant in the City of Louisville and the State of Kentucky on the 13th day of February, 2004.

JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT M

By: JEFFERSON NATIONAL LIFE INSURANCE COMPANY

	By:	/s/ Craig A. Hawley
Craig A. Hawley
General Counsel

:	Attest

	By:	/s/ Margaret A. Cullem-Fiore
Name: Margaret A. Cullem-Fiore
Title: Deputy General Counsel